Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Nine Months Ended	Year Ended
	September 30, 2017	December 31, 2016
Earnings:
Income (loss) before income taxes	$13.8	$(195.4)
Add (deduct):
Fixed charges	127.6	154.8
Capitalization of interest, net of amortization	(0.2)	(1.5)
Earnings available for fixed charges (a)	$141.2	$(42.1)
Fixed charges:
Interest expense	$92.9	$119.2
Capitalized interest and tax interest	1.6	2.5
One third of rental expense (1)	33.1	33.1
Total fixed charges (b)	$127.6	$154.8

Ratio of earnings to fixed charges (a/b) (2)	1.11	(0.27)

(1)	Considered to be representative of interest factor in rental expense.
(2)	The Company incurred losses before income taxes for the year ended December 31, 2016. As a result, our earnings were less than our fixed charges by approximately $196.9 million.